

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2010

Mr. John F. Lundgren
Chairman and Chief Executive Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053

   **RE: The Stanley Works, Inc.**
      **Form 10-K for the fiscal year ended January 2, 2010**
      **Filed February 22, 2010**
      **Definitive Proxy Statement on Schedule 14A**
      **Filed April 26, 2010**
      **File No. 001-5224**

Dear Mr. Lundgren:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,


         Jay Ingram
         Legal Branch Chief


cc: Don Allan, Chief Financial Officer (*via facsimile at* (877) 871-1966)